UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 17 December 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 ("MAR"), AND IS DISCLOSED IN ACCORDANCE WITH THE COMPANY'S OBLIGATIONS UNDER ARTICLE 17 OF MAR
FOR IMMEDIATE RELEASE

17 December 2025

Diageo enters into agreement to sell its shareholding in East African Breweries plc ("EABL") to Asahi Group Holdings, Ltd ("Asahi")

●           Announcement today of agreement by Diageo to sell to Asahi its 65% shareholding in EABL, and its shareholding in the Kenyan spirits business, UDVK.
●           Disposals consistent with Diageo's strategy of appropriate and selective disposals of non-core assets, strengthening the balance sheet and supporting our previously shared commitment to de-lever.
●           Estimated net proceeds after tax and transaction costs of $2.3bn, equating to a multiple of 17x adjusted EBITDA, resulting in an implied enterprise value for 100% of EABL of $4.8bn.
●           Transaction will de-lever Diageo's balance sheet by c.0.25x.
●           Diageo has committed to enter into long-term licensing agreements with EABL to secure the continued production and distribution of Guinness, local spirits and ready-to-drink brands, as well as the distribution of Diageo international spirits.
●           The acquisition of EABL represents the first time a major Japanese brewing business has made an investment of this size in an African alcohol beverage business. Asahi is a strong, responsible and experienced steward for the next phase of growth for EABL.
●           Subject to regulatory approvals, completion is expected in the second half of calendar year 2026.

Today, Diageo announces that it has entered into an agreement to sell its 100% shareholding in Diageo Kenya Limited, which holds 65.00% of the shares in EABL to Asahi, including its shareholding in the Kenyan spirits business, UDVK. Asahi is a Japanese listed global beverage leader offering a diverse portfolio of brands centred on beer, alcohol and non-alcoholic beverages, as well as food. Included in this transaction is Diageo's 53.68% directly owned shareholding in UDVK, a Kenya based spirits producer and importer. EABL, which owns the other 46.32%, has management control and fully consolidates UDVK.

EABL is the largest beer business in East Africa with a heritage that dates back over a century and has delivered a strong growth track record in Kenya, Uganda and Tanzania. Asahi intends to preserve beloved local brands while introducing globally recognised names from its portfolio to consumers in East Africa. EABL benefits from state-of-the-art production facilities, a seasoned Board and management team with extensive experience, and strong relationships with employees, local partners and customers.

Diageo has committed to enter into long term licensing agreements as well as transitional service agreements with EABL. Locally owned brands will remain owned by EABL (e.g. Tusker, Kenya Cane). There will be refreshed agreements for EABL to produce certain Diageo spirits (e.g. Smirnoff, Captain Morgan) and ready-to-drink brands (e.g. Smirnoff Ice, Orijin), as well as the iconic Guinness brand under licence and the import and distribution of Diageo international premium spirits.

Nik Jhangiani Interim Chief Executive Officer of Diageo said: "We are incredibly proud of the achievements of EABL and our colleagues across Kenya, Uganda and Tanzania. EABL and Diageo have built the largest beer business in East Africa, a testament to driven people with a passion for the consumers and communities they serve. We are excited to partner with Asahi through the licensing of Diageo brands in the region going forward.

This transaction delivers both significant value for Diageo shareholders and accelerates our commitment to strengthen our balance sheet. We remain committed to returning the Group to well within our target leverage ratio range of 2.5 - 3.0x through disposals of non-strategic, non-core assets, alongside delivering positive operating leverage, and tighter capital discipline. This disposal, alongside the recent announcement by USL1 to conduct a strategic review of its ownership of RCB2, represent material steps in delivering on this commitment."

1USL - United Spirits Limited, India. 2 RCB - Royal Challengers Bengaluru cricket team

Atsushi Katsuki, President and Group Chief Executive Officer, Director and Representative Executive Officer of Asahi added:
"This business is a high-quality, leading company in Kenya, Uganda, and Tanzania, with an unrivalled brand portfolio and marketing capabilities, state-of-the-art production facilities and strong market shares. Together with its excellent management team and employees, we will pursue sustainable growth and medium- to long-term enhancement of corporate value, while contributing to the development of the local economies."

Financials 3
In the fiscal year ended 30 June 2025, EABL reported net sales of $996m, $258m EBITDA and net income of $94m, with net debt at $229m.

Listings

Asahi expects EABL to remain listed on the Kenya, Uganda and Tanzania stock exchanges post completion.

3Foreign exchange rates for KES:USD used to translate net sales, EBITDA, net income at fiscal 25 cumulative weighted average rate 129.28. Net debt at spot rate 30 June 2025 129.23

For further information, please contact:

Investor relations:

Sonya Ghobrial                                                    +44 (0) 7392 784 784
Andy Ryan                                                           +44 (0) 7803 854 842
Grace Murphy                                                      +44 (0) 7514 726 167

Media relations:

Rebecca Perry                                                     +44 (0) 7590 809 101
Clare Cavana                                                       +44 (0) 7751 742 072
Isabel Batchelor                                                  +44 (0) 7731 988 857

The person responsible for arranging this announcement on behalf of Diageo is Randall Ingber, General Counsel and Company Secretary.

Note to Editors

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

About Asahi

Asahi is a global leader offering a diverse collection of brands centered on beer, alcohol and non-alcohol beverages, and food. Our mission is to deliver on our great taste promise and bring more fun to life. Established in Japan in 1889, the Group has always been committed to innovation and quality. This dedication has brought together iconic brands and the expertise of renowned breweries from around the world, including those with a rich heritage spanning over centuries. Our approach has culminated in a globally recognized portfolio of brands that includes premium beers such as Asahi Super Dry, Peroni Nastro Azzurro, Kozel, Pilsner Urquell, and Grolsch. "Make the world shine" articulates Asahi Group's commitment to build connections among people, thereby paving the way for a sustainable future together. Through these connections, we can contribute to a brighter world, both today and in the future. With a global presence primarily in Japan & East Asia, Europe, Asia Pacific, we provide over 10 billion liters of beverages to consumers worldwide and generate revenues of over JPY 2.9 trillion annually (c. USD 19bn). Headquartered in Japan, Asahi Group Holdings is listed on the Tokyo Stock Exchange.

About EABL

EABL is a regional leader in beverage alcohol with an exceptional collection of brands across beer and spirits. Although the business is concentrated on three core markets of Kenya, Uganda and Tanzania, its products are sold in more than 10 countries across Africa and beyond. The brands are an outstanding combination of local jewels and international premium spirits. These include among others Tusker, Guinness, Bell Lager, Serengeti Lager, Kenya Cane, Chrome Vodka, Johnnie Walker, Captain Morgan and Smirnoff.

EABL's performance ambition is to be one of the best performing, most trusted and respected consumer products companies in Africa. It is proud of the brands that it makes and the enjoyment that they give to millions. EABL is passionate about alcohol playing a positive role in society as part of a balanced lifestyle.

ENDS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 17 December 2025

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary